

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

<u>VIA U.S. MAIL</u>

Lin Xiangfeng
Chief Executive Officer
Yellowcake Mining Inc.
#1801 Building B. Hai Song Da Shue
Che Gong Miao, Fu Tian Qu
Shenzen, China 518041

   Re: **Yellowcake Mining Inc.**
      Amendment No. 2 to Preliminary Information Statement on Schedule 14C
      Filed February 28, 2011
      Current Report on Form 8-K/A
      Filed February 28, 2011
      File No. 0-52293

Dear Mr. Xiangfeng:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director

cc: Sean Reid, Esq.
   Sichenzia Ross Friedman Ference LLP
   (212) 930-9725 (fax)